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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          iDine Rewards Network Inc.
                      (Name of Subject Company (issuer))

                          iDine Rewards Network Inc.
                              (OFFEROR AND ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))

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            Series A Senior Convertible Redeemable Preferred Stock,
                           Par Value $0.10 Per Share
                        (Title of Class of Securities)

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                                   45168A209
                     (Cusip Number of Class of Securities)

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                               Gene M. Henderson
                     President and Chief Executive Officer
                           iDine Rewards Network Inc.
                            11900 Biscayne Boulevard
                              Miami, Florida 33181
                                 (305) 892-3340
                             (305) 892-3342 (Fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

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                                WITH A COPY TO:

                           Stephen P. Farrell, Esq.
                          Morgan, Lewis & Bockius LLP
                                101 Park Avenue
                           New York, New York 10178
                                 (212) 309-6050
                             (212) 309-6273 (Fax)

                           CALCULATION OF FILING FEE

Transaction Valuation     Amount of Filing Fee
$26,280,000               $5,256

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,474,576 shares, or 61.1% of the issued and outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock. The amount of the filing fee is based upon the offer price of $10.62 per share of Series A Preferred Stock acquired pursuant to Rule 0-11.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.
  [ ] third-party tender offer subject to Rule 14d-1.
  [X] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO is filed by iDine Rewards Network Inc., a Delaware corporation (the "Company"), and is related to the Company's offer to purchase for cash up to 2,474,576 shares, or 61.1% of the currently issued and outstanding shares, of Series A Senior Convertible Redeemable Preferred Stock, par value $0.10 per share (the "Series A Preferred Stock"), of the Company. The Company is offering to purchase the Series A Preferred Stock at a purchase price of $10.62 per share, net to the sellers in cash, without interest, subject to the terms and conditions set forth in the Offer to Purchase, dated June 13, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

     The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 and Item 13 of Schedule TO.

     The information in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (filed with the Securities and Exchange Commission (the "Commission") on December 31, 2001), the Company's Transition Report on Form 10-KT for the transition period from October 1 to December 31, 2001 (filed with the Commission on April 1, 2002) and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 (filed with the Commission on May 15, 2002) is incorporated herein by reference in answer to
Item 10 of Schedule TO.

     The Company is party to the following agreements with certain of its officers, directors and affiliates, including Samstock, L.L.C. (i) an Amended and Restated Agreement Among Stockholders, dated as of March 3, 1998, by and among Samstock, L.L.C., EGI--Transmedia Investors, L.L.C., Melvin and Iris Chasen and iDine, (ii) an Amended and Restated Investment Agreement, dated as of March 3, 1998, among iDine, Samstock, L.L.C., EGI--Transmedia Investors and Halmostock Limited Partnership, (iii) a Stockholders Agreement, dated as of March 3, 1998, among Samstock, L.L.C., EGI--Transmedia Investors, L.L.C., Halmostock Limited Partnership and, solely for purposes of Sections 1(e), 2(a), 2(b) and 7 through 19, iDine (iv) a Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among iDine, Samstock, EGI--Transmedia Investors, L.L.C., and Robert M. Steiner, as trustee for the Robert M. Steiner Revocable Trust, (v) an Investment Agreement, dated as of April 28, 2000, by and among iDine, Minotaur Partners II, L.P., Value Vision International Inc., Dominic Mangone and Raymond Bank, (vi) a Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among iDine, Samstock, L.L.C., Minotaur Partners II, L.P., Value Vision International Inc., Dominic Mangone and Raymond Bank, (vii) an Investment Agreement, dated as of April 28, 2000, by and among iDine, Gene
M. Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock, L.L.C. and Thomas J. Litle, and
(viii) a Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among iDine, Gene M. Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George S. Weidemann, Christine M. Donohoo, Frank
F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock, L.L.C. and Thomas J. Litle. The information on pages 29-31 of the Company's Definitive Proxy Statement on Schedule 14A filed in connection with the Company's 2002 Annual Meeting (filed with the Commission on January 28, 2002) describing the terms of the aforementioned agreements is incorporated herein by reference in answer to
Item 5 of Schedule TO.

Item 12. Exhibits.

   (a)(1)(A)        Cover Letter to Offer to Purchase.

   (a)(1)(B)        Offer to Purchase.

   (a)(1)(C)        Letter of Transmittal.

   (a)(1)(D)        Form of Notice of Guaranteed Delivery.

   (a)(1)(E)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(F)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.

   (a)(1)(G)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(2)           Not applicable.

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

  (a)(3)      The documents attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(G) are incorporated herein by reference.

  (a)(4)      Not applicable.

  (a)(5)      Press Release of the Company announcing the Offer, dated June 13, 2002.

  (b)         Not applicable.

  (c)(1)      Written Fairness Opinion of BMO Nesbitt Burns Corp. (incorporated by reference to Schedule II of the Offer to Purchase attached hereto as Exhibit (a)(1)(B)).

  (d)(1)      Letter Agreement, dated June 12, 2002, by and between the Company and Samstock, L.L.C.

  (d)(2)      Investment Agreement, dated as of April 28, 2000, by and among the Company, Minotaur Partners II,
              L.P., Value Vision International Inc., Dominic Mangone and Raymond Bank (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
              2000 filed with the Commission on December 29, 2000).

  (d)(3)      Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among the Company, Samstock,
              L.L.C., Minotaur Partners II, L.P., Value Vision International Inc., Dominic Mangone and Raymond
              Bank. (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for
              the fiscal year ended September 30, 2000 filed with the Commission on December 29, 2000).

  (d)(4)      Investment Agreement, dated as of April 28, 2000, by and among the Company, Gene M. Henderson,
              Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George S.
              Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock,
              L.L.C. and Thomas J. Litle. (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Commission on December
              29, 2000).

  (d)(5)      Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among the Company, Gene M.
              Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George
              S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman,
              Samstock, L.L.C. and Thomas J. Litle (incorporated by reference to Exhibit 4.8 to the Company's
              Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Commission on December 29, 2000).

  (d)(6)      Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among the Company,
              Samstock, L.L.C., EGI-Transmedia Investors, L.L.C., and, with respect to Section 5 of the Agreement only, Robert M. Steiner, as trustee under declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust (incorporated by reference to Exhibit 4.3 to the
              Company's Registration Statement on Form S-2 (Registration No. 333-84947) filed with the
              Commission on October 5, 1999).

  (d)(7)      Amended and Restated Agreement Among Stockholders, dated as of March 3, 1998, by and among
              Samstock, L.L.C., EGI-Transmedia Investors, Melvin and Iris Chasen, each individually and, solely for purposes of Section 1(e), 2(a), 2(b) and 8 through 19, the Company (incorporated by reference to
              Exhibit 10.5 to the Company's Current Report on 8-K filed with the Commission on March 17, 1998).

  (d)(8)      Stockholders Agreement, dated as of March 3, 1998, by and among Samstock, L.L.C., EGI-Transmedia
              Investors L.L.C., Halmostock Limited Partnership and, solely for purposes of Sections 1(e), 2(a), 2(b)
              and 7 through 19, the Company (incorporated by reference to Exhibit 10.6 to the Company's Current
              Report on 8-K filed with the Commission on March 17, 1998).

  (d)(9)      Amended and Restated Investment Agreement, dated as of March 3, 1998, among the Company,
              Samstock, L.L.C., EGI-Transmedia Investors and Halmostock Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company's Current Report on 8-K filed with the Commission on March
              17, 1998).

  (e)         Not applicable.

 (f)      Not applicable
 (g)      Not applicable.
 (h)      Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        iDine Rewards Network Inc.

                                        By: /s/ Gene M. Henderson
                                            -----------------------------------
                                            Name: Gene H. Henderson
                                            Title: President and Chief
                                            Executive Officer

Dated: June 13, 2002

                                 EXHIBIT INDEX

   (a)(1)(A)        Cover Letter to Offer to Purchase.

   (a)(1)(B)        Offer to Purchase.

   (a)(1)(C)        Letter of Transmittal.

   (a)(1)(D)        Form of Notice of Guaranteed Delivery.

   (a)(1)(E)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(1)(F)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.

   (a)(1)(G)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(3)           The documents attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(G) are incorporated herein by reference.

   (a)(5)           Press Release of the Company announcing the Offer, dated June 13, 2002.

   (c)(1)           Written Fairness Opinion of BMO Nesbitt Burns Corp. (incorporated by reference to Schedule II of the Offer to Purchase attached hereto as Exhibit (a)(1)(B)).

   (d)(1)           Letter Agreement, dated June 13, 2002, by and between the Company and Samstock, L.L.C.

   (d)(2)           Investment Agreement, dated as of April 28, 2000, by and among the Company, Minotaur Partners II,
                    L.P., Value Vision International Inc., Dominic Mangone and Raymond Bank (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30,
                    2000 filed with the Commission on December 29, 2000).

   (d)(3)           Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among the Company, Samstock,
                    L.L.C., Minotaur Partners II, L.P., Value Vision International Inc., Dominic Mangone and Raymond
                    Bank. (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for
                    the fiscal year ended September 30, 2000 filed with the Commission on December 29, 2000).

   (d)(4)           Investment Agreement, dated as of April 28, 2000, by and among the Company, Gene M. Henderson,
                    Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George S.
                    Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock,
                    L.L.C. and Thomas J. Litle. (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Commission on December 29,
                    2000).

   (d)(5)           Co-Sale and Voting Agreement, dated as of April 28, 2000, by and among the Company, Gene M.
                    Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward III, George
                    S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman,
                    Samstock, L.L.C. and Thomas J. Litle (incorporated by reference to Exhibit 4.8 to the Company's
                    Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Commission on December 29, 2000).

   (d)(6)           Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among the Company,
                    Samstock, L.L.C., EGI-Transmedia Investors, L.L.C., and, with respect to Section 5 of the Agreement only, Robert M. Steiner, as trustee under declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust. (incorporated by reference to Exhibit 4.3 to the
                    Company's Registration Statement on Form S-2 (Registration no. 333-84947) filed with the
                    Commission on October 5, 1999).

   (d)(7)           Amended and Restated Agreement Among Stockholders, dated as of March 3, 1998, by and among
                    Samstock, L.L.C., EGI-Transmedia Investors, Melvin and Iris Chasen, each individually and, solely for purposes of Section 1(e), 2(a), 2(b) and 8 through 19, the Company. (incorporated by reference to
                    Exhibit 10.5 to the Company's Current Report on 8-K filed with the Commission on March 17, 1998).

  (d)(8)      Stockholders Agreement, dated as of March 3, 1998, by and among Samstock, L.L.C., EGI-Transmedia
              Investors L.L.C., Halmostock Limited Partnership and, solely for purposes of Sections 1(e), 2(a), 2(b)
              and 7 through 19, the Company (incorporated by reference to Exhibit 10.6 to the Company's Current
              Report on 8-K filed with the Commission on March 17, 1998).

  (d)(9)      Amended and Restated Investment Agreement, dated as of March 3, 1998, among the Company,
              Samstock, L.L.C., EGI-Transmedia Investors and Halmostock Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company's Current Report on 8-K filed with the Commission on
              March 17, 1998).

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